UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-52141
CUSIP NUMBER:	14738Y 10 5

(Check One):	[] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	February 28, 2010

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

CASCADE TECHNOLOGIES CORP.
Full Name of Registrant

Former Name if Applicable

250 N. Robertson Blvd., Suite 427
Address of Principal Executive Office (Street and Number)

Beverly Hills CA 90211
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the period ended February 28, 2010 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Certain events and activities during and subsequent to the end of the reporting period required additional time for the preparation of the report.  Due to a recent acquisition undertaken by the Company management needs additional time to finalize the preparation of the Form 10-Q to ensure that all of the information is included and accurately reported as required.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jacqueline Danforth	403	693-8004
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [x] No [ ]
For the six month period ended February 28, 2010, operating expenses were $35,713 as compared to $30,037 for the corresponding six month period ending February 28, 2009.  This increase was due primarily to professional service fees, which amounted to $26,997 at the six month period ended February 28, 2010 as compared to $19,069 for the corresponding six month period ended February 28, 2009, and, the decrease in general and administrative expenses which amounted to $8,615 at the six month period ended February 28, 2010 as compared to $10,968 for the corresponding six month period ended February 28, 2009.  The decrease in general and administration was a result of a decrease in fees charged by management for operations of the Company while it undertook a review of potential activities.  Interest expenses increased to $1,630 (February 28, 2010) from $998 (February 28, 2009) due to increased loans.

During the six month period ended February 28, 2010, the Company incurred a net loss of $37,343, as compared to a net loss of $31,035 in the six month period ended February 28, 2009.  This increase in the amount of loss was due primarily to a increase in professional service fees and interest expenses due to increased operations.

CASCADE TECHNOLOGIES CORP.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 15, 2010	By:	/s/ Jacqueline Danforth
		Name:	Jacqueline Danforth
		Title:	Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).